2001 Theurer Blvd.
Winona, MN 55987
www.fastenal.com

April 24, 2023
Via EDGAR Transmission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Linda Cvrkel and Mr. Rufus Decker

Re:	Fastenal Company
Form 10-K for Fiscal Year Ended December 31, 2022
Filed February 7, 2023
File No. 000-16125
Dear Ms. Cvrkel and Mr. Decker,
The following responds to the comment provided on April 12, 2023, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of the Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”) for the Fastenal Company (the “Company”) filed by the Company on February 7, 2023 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
For your convenience, we have reproduced the SEC staff’s comment below, and the Company’s response follows your comment. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the 2022 Form 10-K, unless otherwise indicated.
Form 10-K for Fiscal Year Ended December 31, 2022
General
1.Comment: Please reconcile the non-GAAP liquidity measure, Gross Cash Flow, on page 6 of your Annual Report to Shareholders to the most comparable GAAP liquidity measure, Net Cash Provided by Operating Activities. Refer to Rule 100(a) of Regulation G.
Response: A reconciliation of the non-GAAP liquidity measure, Gross Cash Flow, to the most comparable GAAP liquidity measure for the fiscal year ended December 31, 2022, is as follows:

Calculation of Gross Cash Flow		Reconciliation of Gross Cash Flow to Net Cash Provided by Operating Activities

Net Earnings	$1,086.9	Gross Cash Flow	$1,263.5
Depreciation & Amortization	176.6	Subtract: Depreciation & Amortization	(176.6)
Gross Cash Flow	$1,263.5	Net Earnings	1,086.9
		Add: Depreciation & Amortization	176.6
		Add (Subtract): All other uses or proceeds of operating cash flow	1.6
		Add (Subtract): Net Working Capital(1)	(324.1)
		Net Cash Provided by Operating Activities	$941.0

		(1) Defined as changes to operating assets and liabilities, net of acquisitions

The reconciliations of Gross Cash Flow to Net Cash Provided by Operating Activities for the fiscal years ended December 31, 2021, 2020, and 2019, are attached to this letter as Exhibit A.
To the extent that we include Gross Cash Flow in our Annual Report to Shareholders in the future, we will expand our disclosure, beginning with our 2023 Annual Report to Shareholders, to include a reconciliation of the non-GAAP liquidity measure, Gross Cash Flow, to the most comparable GAAP liquidity measure. In particular, we will include the following disclosure on page 6 that currently identifies Gross Cash Flow as a non-GAAP measure: “Gross Cash Flow is a non-GAAP financial measure. It is reconciled to the most closely comparable GAAP measure, Net Cash Provided by Operating Activities, by removing the net impact of changes to operating assets and liabilities, net of acquisitions (which was $___, $(324.1), $(318.9), and $65.6 for 2023, 2022, 2021, and 2020, respectively(2)) and the net impact of all other uses or proceeds of Net Cash Provided by Operating Activities (which was $___, $1.6, $(6.7), and $14.7 for 2023, 2022, 2021, and 2020, respectively.(2))”
* * * *
Should you have any questions or want to discuss these matters further, please feel free to contact me at 507-453-8220.

Sincerely,
/s/ HOLDEN LEWIS
Holden Lewis
Senior Executive Vice President and Chief Financial Officer
Fastenal Company

cc:	Nicole J. Leimer, Faegre Drinker Biddle & Reath LLP

(2) Results for 2023 will be available in the Form 10-K for the fiscal year ended December 31, 2023.

Exhibit A
A reconciliation of the non-GAAP liquidity measure, Gross Cash Flow, to the most comparable GAAP liquidity measure for the fiscal year ended December 31, 2021, is as follows:

Calculation of Gross Cash Flow		Reconciliation of Gross Cash Flow to Net Cash Provided by Operating Activities

Net Earnings	$925.0	Gross Cash Flow	$1,095.7
Depreciation & Amortization	170.7	Subtract: Depreciation & Amortization	(170.7)
Gross Cash Flow	$1,095.7	Net Earnings	925.0
		Add: Depreciation & Amortization	170.7
		Add (Subtract): All other uses or proceeds of operating cash flow	(6.7)
		Add (Subtract): Net Working Capital	(318.9)
		Net Cash Provided by Operating Activities	$770.1
A reconciliation of the non-GAAP liquidity measure, Gross Cash Flow, to the most comparable GAAP liquidity measure for the fiscal year ended December 31, 2020, is as follows:

Calculation of Gross Cash Flow		Reconciliation of Gross Cash Flow to Net Cash Provided by Operating Activities

Net Earnings	$859.1	Gross Cash Flow	$1,021.5
Depreciation & Amortization	162.4	Subtract: Depreciation & Amortization	(162.4)
Gross Cash Flow	$1,021.5	Net Earnings	859.1
		Add: Depreciation & Amortization	162.4
		Add (Subtract): All other uses or proceeds of operating cash flow	14.7
		Add (Subtract): Net Working Capital	65.6
		Net Cash Provided by Operating Activities	$1,101.8
A reconciliation of the non-GAAP liquidity measure, Gross Cash Flow, to the most comparable GAAP liquidity measure for the fiscal year ended December 31, 2019, is as follows:

Calculation of Gross Cash Flow		Reconciliation of Gross Cash Flow to Net Cash Provided by Operating Activities

Net Earnings	$790.9	Gross Cash Flow	$939.6
Depreciation & Amortization	148.7	Subtract: Depreciation & Amortization	(148.7)
Gross Cash Flow	$939.6	Net Earnings	790.9
		Add: Depreciation & Amortization	148.7
		Add (Subtract): All other uses or proceeds of operating cash flow	25.0
		Add (Subtract): Net Working Capital	(121.9)
		Net Cash Provided by Operating Activities	$842.7